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               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                      (Amendment No. 1)1

               Kaufman and Broad Home Corporation
                        (Name of Issuer)

         Special Common Stock, par value $1.00 per share
                 (Title of Class of Securities)

                            486168206
                         (CUSIP Number)

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

__________________________
1    The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Susquehanna Investment Group
          IRS I.D. 23-2454154

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a)  ( )

                                                       (b)  ( )

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Pennsylvania
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               5    SOLE VOTING POWER
NUMBER OF           1,025,100
SHARES
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            0
EACH
REPORTING      7    SOLE DISPOSITIVE POWER
PERSON              1,025,100
WITH
               8    SHARED DISPOSITIVE POWER
                    0

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,025,100

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*                          ( )

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    36.728%

12        TYPE OF REPORTING PERSON*

                    BD
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Item 1 (a). Name of Issuer:

       Kaufman and Broad Home Corporation

Item 1 (b). Address of Issuer's Principal Executive Offices:

       10877 Wilshire Boulevard, Los Angeles, CA  90024

Item 2 (a). Name of Person Filing:

       Susquehanna Investment Group

Item 2 (b). Address of Principal Business Office, or, if none, Residence:

       1900 Market Street, Suite 600, Philadelphia, PA  19103

Item 2 (c). Citizenship:

       Pennsylvania

Item 2 (d). Title of Class of Securities:

       Special Common Stock, par value $1.00 per share

Item 2 (e). CUSIP Number:

       486168206

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a)(X)  Broker or dealer registered under Section 15 of the Act,

       (b)( )  Bank as defined in Section(a)(6) of the Act,

       (c)( )  Insurance Company as defined in Section 3(a)(19) of the Act,

       (d)( ) Investment Company registered under Section 8 of the Investment Company Act,

       (e)( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

       (f)( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

       (g)( )  Parent Holding Company, in accordance with Rule
               13d-1(b)(ii)(6); see Item 7,

       (h)( )  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


Item 4. Ownership.

       (a) Amount Beneficially Owned:

           1,025,100 Special Common (as of December 31, 1993)

       (b) Percent of Class:

           36.728%

       (c) Number of shares as to which such person has:

       (i)   Sole power to vote or to direct the vote 1,025,100 ,
       (ii)  Shared power to vote or to direct the vote 0 ,
       (iii) Sole power to dispose or to direct the disposition of 1,025,100,
       (iv)  Shared power to dispose or to direct the disposition of 0 .

Item 5. Ownership of Five Percent or Less of a Class.

       N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

       N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

       N/A

Item 8. Identification and Classification of Members of the Group.

       N/A

Item 9. Notice of Dissolution of Group.

       N/A
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Item 10. Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                            SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 February 11, 1994
                                       (Date)


                                 Joel Greenberg
                                       (Signature)


                                 Managing Director
                                       (Name/Title)